UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

COMMON SHARES, par value $0.00 per share

(Title of Class of Securities)

878895309

(CUSIP Number)

MARCUS D. HUDSON

HUDSON & ASSOCIATES PLLC

46672 PINEHURST CIRCLE

NORTHVILLE, MI 48168

(734)386–6513

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878895309	SCHEDULE 13D

1.	NAME OF REPORTING PERSON HUDSON & ASSOCIATES PLLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 15,000 COMMON SHARES
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 15,000 COMMON SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 COMMON SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 878895309	SCHEDULE 13D

1.	NAME OF REPORTING PERSON MARCUS HUDSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 45,000 COMMON SHARES
	8.	SHARED VOTING POWER 15,000 COMMON SHARES
	9.	SOLE DISPOSITIVE POWER 45,000 COMMON SHARES
	10.	SHARED DISPOSITIVE POWER 15,000 COMMON SHARES

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000 COMMON SHARES
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14.	TYPE OF REPORTING PERSON* IN

1. SECURITY AND ISSUER.

This statement relates to the common stock (the "Common Stock"), of Tecumseh Products Company (the "Company"), the principal executive offices of which are located at 5683 Hines Drive, Ann Arbor, Michigan 48108.

2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed on behalf of Hudson & Associates PLLC ("H&A") and Marcus Hudson (each a "Reporting Person" and collectively, the "Reporting Persons").

(b) The address of the principal business and principal office of H&A is 46672 Pinehurst Circle, Northville, MI 48168. Marcus Hudson is the sole owner of H&A.

(c) Marcus Hudson's address is 46672 Pinehurst Circle, Northville, MI 48168. Marcus Hudson is President and sole owner of H&A. It should also be noted that Marcus Hudson previously served as an independent consultant for Tecumseh Products Company from 2007 to 2010, Corporate Treasurer from 2010 to 2011, and Vice President of Purchasing, Strategy, and Risk Management from 2010 to 2014. Finally, Marcus Hudson has counseled numerous former and current shareholders as to Tecumseh's competitiveness in the context of overall industry dynamics.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) H&A is a Michigan Limited Liability Corporation.

Marcus Hudson is a citizen of the United States of America.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The amount of funds expended to date by H&A to acquire the 15,000 shares of Common Stock it holds beneficially is $49,621.50. Such funds were provided by Marcus Hudson to H&A as an equity injection.

(b) The amount of funds expended to date by Marcus Hudson for the acquisition of the 45,000 shares of Common Stock he holds is $125,550.00. Such funds were provided from Marcus Hudson's personal funds.

(c) No borrowed funds were used to purchase the Common Stock.

4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired their Common Stock of the Issuer for investment purposes. The Reporting Persons have engaged and intend to engage in discussions relating to the Company's governance, management and performance issues, including with members of the Company's management and board of directors, other shareholders and third parties. Though the Reporting Persons are individually and collectively well beneath the 5% threshold which would necessitate the filing of SC 13D, they believe they are in possession of information that should be disclosed to the public as to effectuate positive change at the Issuer and maximize value for all shareholders. Specifically, the Reporting Persons hope to:

(1) Inform the shareholder base as to a pattern of questionable decisions and missed opportunities that have had a negative impact on the Issuer's stock price as well as other disconcerting issues;

(2) Request that the Company's Board of Directors (collectively, the “Board” or individually, “Director”) immediately begin a sales process and solicit additional bids for the Company's Common Stock at any price over $4.50 a share which represents approximately a 50% premium to the closing stock price as of the time of this filing. Further, the Reporting Persons understand that a bid from a well-known, well-financed private equity fund which meets the aforementioned criteria remains outstanding; the Board should immediately consider this bid and use it as a baseline for a sales process. To the extent the Board receives no other bids in the next 30 days, the Board should bring the open proposal to shareholders for a vote;

(3) Request the immediate removal of Harold Karp as Chief Executive Officer and Director, Mitch Quain as Director, and Igor Popov as Chief Restructuring Officer and Chief Business Development Officer; and

(4) Gain shareholder support to effectuate items (2) and (3) either through contact with the Board or through a special meeting, as governed by the Company's bylaws, to elect a new board whose objectives will be aligned with the broader shareholder base

With regards to item (1) the Reporting Persons are of the opinion that the Company has developed a culture of indecisiveness and questionable decision making which extends back several years and transcends the comings and goings of individual Directors. The Reporting Persons believe the failure to make appropriate decisions has led to a deterioration of manufacturing capability, an uncompetitive product lineup that will not be addressed by the new products, a deficient cash position, and dwindling global competitiveness. Marcus Hudson has formally communicated his concerns to the Board on several occasions: December 19, 2014; April 10, 2015; and April 23, 2015. Other, informal communications have taken place between Marcus Hudson and Terence Seikel and Stephanie Boyse, both Directors of the Company.

In his December 19, 2014 correspondence, Marcus Hudson expressed his concern that the Board was not giving proper consideration to a letter of intent received in mid-November from a well-financed, well-known private equity fund. The aforementioned offer was at a significant premium to the market. In the same correspondence, Marcus Hudson also questioned the merits of the restructuring plan as well as the trading activity of Harold Karp and Mitch Quain after their receipt of a letter of intent and post discussions between several members of the Company's executive management team and the aforementioned private equity fund. The original message is included as Exhibit 1 to this filing.

In his April 10, 2015 and April 23, 2015 communications, Marcus Hudson expressed his continued frustration over the Board's refusal to begin a sales process for the Company and further lamented the Board's continued study of debt funded restructuring alternatives, the fruitlessness of which, in Marcus Hudson's opinion, the Board should have known a priori. The Reporting Persons believe undertaking the restructuring studies wasted money, time and resources that the Company currently does not have and in the process destroyed shareholder value and decreased the overall competitiveness of the Company. Additionally, in the aforementioned correspondence, Marcus Hudson communicated his belief that the Board had a history of questionable decisions and expressed his loss of faith in the Board and his belief that the Board may be violating its fiduciary duty to shareholders. In the April 23, 2015 communication, Marcus Hudson specifically inquired about sales into Iran for which the Company might be under investigation from several U.S. governmental agencies. From the Reporting Persons analysis, this could potentially constitute a substantial liability. It should be noted that Marcus Hudson has received data, and informed the Company of his receipt of such data, from a third party which suggest the Company may have knowingly sold products into Iran from its Indian location in violation of U.S. trade sanctions. To date, no response has been received to the April 10, 2015 communication or the April 23, 2015 communication. The April 10, 2015 communication is attached as Exhibit 2 to this filing while a summary of the April 23, 2015 correspondence, which includes an expanded list of questionable decisions made by the Board over the last several years, is attached as Exhibit 3.

Since Marcus Hudson's communications with the Board, and as publicly announced in its May 5, 2015 1st quarter press release, the Company has predictably announced its attempt at a restructuring plan was unsuccessful. In its May 13, 2015 town hall meetings, the Company's executive management team suggested the “new” plan was to launch new products, reduce lead times and inventory, and reduce costs; i.e., “do the same things better”. Accordingly, and as it relates to item (2), the Reporting Persons requests, and are seeking shareholder support for, the immediate sale of the Company. It is the belief of the Reporting Persons that an offer for the purchase of the Company's shares is still outstanding and remains at a significant premium to the current market price. The Reporting Persons have done substantial analysis of the Company's operations and new products in light of current economic and industry trends as well as business specific risks and believe a price at or above $4.50 per share represents a fair and substantial premium for shareholders in light of the growing risk associated with the Company and the current state of the Company's products and operations as well as the capital required to fund substantive change, which the Reporting Persons estimate to be significant vis-á-vis the capital currently invested in the business. Further, the Reporting Persons believe that being a public entity decreases the value of the Company and that the current direction of the Company as a public entity generates a value of less than $2.00 per share and could, given seasonality, growing risks in currency markets, competitor product introductions and North American cash needs, eventually lead to insolvency and the liquidation of the Company in a bankruptcy proceeding as early as 2016. A summary of the Reporting Persons baseline projections are attached as Exhibit 4.

With regards to item (3), the Reporting Persons believe the mid-November proposal presented by the aforementioned private equity fund as well as information obtained in meetings between the Company's executive management team and representatives of the private equity firm in the week preceding the proposal represented material inside information. The Reporting Persons concede that the Board is under no obligation to disclose this information to shareholders, however, given the materiality of the information, the Reporting Persons believe trading while in possession of this information and until final disposition of the proposal was inappropriate. As discussed in Exhibit 1, both Harold Karp and Mitch Quain engaged in open market purchase transactions in the period extending from November 11, 2014 to November 14, 2014. The Reporting Persons have referred the matter to the Securities & Exchange Commission who is currently investigating the matter. A redacted copy of the letter submitted to the Securities & Exchange Commission and the Board is attached as Exhibit 5. The Reporting persons concede that the trading activity may have not been made with malicious intent, however, at best the activity is indicative of the poor decision making that has permeated the Company over the last several years and at worst a clear and deliberate violation of SEC Rule 10-b. Accordingly, the Reporting Persons are asking for the immediate resignations for cause of Harold Karp and Mitch Quain.

Further, the Reporting Persons are seeking the dismissal of Igor Popov as Chief Restructuring Officer and Chief Business Development Officer. Since his first contact with the Company in December 2013, the Reporting Persons estimate the Company has spent an estimated $4 million (inclusive of salary, consultants, investment banks, etc.) on restructuring activity related to Mr. Popov. To place this in context, the restructuring spending related to Mr. Popov's activities represent 22% of the Company's consolidated March 31, 2015 cash balance. The payoff for this investment appears to be no substantive plan or improvement in the operations of the Company. Further, the Reporting Persons would note that sales volume continues to decrease significantly each quarter, suggesting that business development is ineffective.

Again, the Reporting Persons are looking to shareholders to support and become more active in pushing the agenda outlined above. The Reporting Persons welcome any communication from other shareholders on the issues discussed in this filing including any credible data which suggests that the Reporting Persons may be in error.

Except as set forth above and as incorporated by reference, the Reporting Persons have no other plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors (the “Board”), other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons will continue to review their investment in the Company. Depending upon such reviews and other factors that the Reporting Persons deem relevant to an investment in the Company, such as the market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or sell some or all of the securities it now holds or hereafter acquires.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Board, the Issuer's shareholders and others.

5. INTEREST IN SECURITIES OF THE ISSUER.

To the best of the Reporting Persons' knowledge based on the information contained in the Company's most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, the aggregate number of Common Shares of the Company outstanding as of May 13, 2015 were 18,563,056 shares.

(A) Hudson & Associates PLLC

(a) – (e) Aggregate number of shares beneficially owned:

Common Shares – 15,000

Percentage: Common Shares – 0.08%

(b) 1. Sole power to vote or to direct vote: -0-

2. Shared power to vote or to direct vote: Common Shares – 15,000

3. Sole power to dispose or to direct the disposition: -0-

4. Shared power to dispose or to direct disposition: Common Shares – 15,000

(c) H&A did not purchase or sell any shares of Common Stock during the past sixty days.

(B) Marcus Hudson

(a) –(e) Aggregate number of shares beneficially owned:

Common Shares – 60,000

Percentage: Common Shares – 0.32%

(b) 1. Sole power to vote or to direct vote: Common Shares – 45,000

2. Shared power to vote or to direct vote: Common Shares – 15,000

3. Sole power to dispose or to direct the disposition: Common Shares – 45,000

4. Shared power to dispose or to direct disposition: Common Shares – 15,000

(c) Marcus Hudson did not purchase or sell any shares of Common Stock during the past sixty days.

(d) Not applicable.

(e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships between the reporting Persons and any other person with respect to any security of the Company.

7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter to the Board of Directors of Tecumseh Products Company dated December 19, 2014

Exhibit 2 Letter to the Board of Directors of Tecumseh Products Company dated April 10, 2015

Exhibit 3 Summary of Letter to the Board of Directors of Tecumseh Products Company dated April 23, 2015

Exhibit 4 Reporting Persons 2015 – 2018 Baseline Projections of Tecumseh Products Company

Exhibit 5 Letter to Securities & Exchange Commission dated April 25, 2015

Exhibit 6 Joint Filing Agreement, dated as of May 15, 2015, among Hudson & Associates PLLC and Marcus Hudson (incorporated herein)

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED: May 15, 2015

Hudson & Associates PLLC

By: /s/ Marcus Hudson

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Name: Marcus Hudson

Title: President

By: /s/ Marcus Hudson

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Marcus Hudson

Exhibit 6

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned agree to the joint filing on behalf of each of them of the Schedule 13D to which this Joint Filing Agreement (this "AGREEMENT") is attached as an Exhibit and any amendments thereto. In evidence thereof, each of the undersigned, being duly authorized, hereby executed this Agreement.

Date: May 15, 2015

Hudson & Associates PLLC

By: /s/ Marcus Hudson

-----------------------------

Name: Marcus Hudson

Title: President

By: /s/ Marcus Hudson

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Marcus Hudson